MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Endeavour SILVER

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED MARCH 31, 2019

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three ended March 31, 2019 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of May 3, 2019 and all information contained is current as of May 3, 2019 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2019, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

TABLE OF CONTENTS

Operating Highlights	Page 3
Consolidated Operations	Page 5
Guanaceví Operations	Page 7
Bolañitos Operations	Page 9
El Cubo Operations	Page 10
El Compas Operations	Page 11
Development Activities	Page 13
Exploration Results	Page 13
Consolidated Financial Results	Page 14
Non IFRS Measures	Page 15
Quarterly Results and Trends	Page 19
Annual Outlook	Page 24
Liquidity and Capital Resources	Page 25
Changes in Accounting Policies	Page 30
Controls and Procedures	Page 32

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

Q1 2019 Highlights	Three Months Ended March 31
	2019	2018	% Change
Production
Silver ounces produced	1,071,355	1,350,840	(21%)
Gold ounces produced	10,055	13,20 8	(24%)
Payable silver ounces produced	1,050,215	1,324,856	(21%)
Payable gold ounces produced	9,809	12,944	(24%)
Silver equivalent ounces produced(1)	1,875,755	2,407,480	(22%)
Cash costs per silver ounce (2)(3)	12.55	6.50	93%
Total production costs per ounce (2)(4)	20.12	13.70	47%
All-in sustaining costs per ounce (2)(5)	19.37	14.18	37%
Processed tonnes	246,519	325,669	(24%)
Direct production costs per tonne(2)(6)	105.84	79.38	33%
Silver co-product cash costs(7)	13.56	10 .76	26%
Gold co-product cash costs(7)	1150	857	34%
Financial
Revenue ($ millions)	29.1	40.3	(28%)
Silver ounces sold	1,069,385	1,406,143	(24%)
Gold ounces sold	9,559	12,674	(25%)
Realized silver price per ounce	15.50	16.70	(7%)
Realized gold price per ounce	1,315	1,330	(1%)
Net earnings (loss) ($ millions)	(13.3)	2.3	(671%)
Mine operating earnings ($ millions)	(5.8)	3.3	(276%)
Mine operating cash flow(8) ($ millions)	4.6	13.8	(66%)
Operating cash flow before working capital changes (9)	(2.1)	11.6	(118%)
Earnings before ITDA (10) ($ millions)	(4.6)	11.1	(142%)
Working capital ($ millions)	46.8	66.6	(30%)
Shareholders
Earnings (loss) per share – basic	(0.10)	0.02	(600%)
Operating cash flow before working capital changes per share (9)	(0 .02)	0.09	(122%)
Weighted average shares outstanding	131,395,790	127,488,410	3%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all- in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 16 & 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 18.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 15.

(9)	See Reconciliation to IFRS on page 15 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on pages 15 & 16.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, the Company initiated a two-year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company recently commissioned the El Compas mine in March 2019. The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company recently commissioned the El Compas mine attaining commercial production in March 2019.

Consolidated Production Results for the Three Months Ended March 31, 2019 and 2018

CONSOLIDATED	Three Months Ended March 31
	2019	2018	% Change
Ore tonnes processed	246,519	325,669	(24%)
Average silver grade (gpt)	154	151	2%
Silver recovery (%)	87.7	85.4	3%
Total silver ounces produced	1,0 71,355	1,350,840	(21%)
Payable silver ounces produced	1,050,215	1,324,856	(21%)
Average gold grade (gpt)	1.45	1.49	(3%)
Gold recovery (%)	87.4	84.5	3%
Total gold ounces produced	10,055	13,20 8	(24%)
Payable gold ounces produced	9,809	12,944	(24%)
Silver equivalent ounces produced(1)	1,875,755	2,407,480	(22%)
Cash costs per silver ounce (2)(3)	12.55	6.50	93%
Total production costs per ounce (2)(4)	20 .12	13.70	47%
All in sustaining cost per ounce (2)(5)	19.37	14.18	37%
Direct production costs per tonne(2)(6)	105.84	79.38	33%
Silver co-product cash costs(7)	13.56	10 .76	26%
Gold co-product cash costs(7)	1,150	857	34%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 16 & 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 18.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

Consolidated Production

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Consolidated silver production during Q1, 2019 was 1,071,355 ounces (oz), a decrease of 21% compared to 1,350,840 oz in Q1, 2018, and gold production was 10,055 oz, a decrease of 24% compared to 13,208 oz in Q1, 2018. Plant throughput was 246,519 tonnes at average grades of 154 grams per tonne (gpt) silver and 1.45 gpt gold, compared to 325,669 tonnes grading 151 gpt silver and 1.49 gpt gold in Q1, 2018. The 21% lower silver production and 24% lower gold production compared to Q1, 2018 were due to the planned reduction of mine output at El Cubo, lower than planned throughput at Bolañitos and lower silver grades at Guanaceví.

As noted in the 2019 Outlook on page 24, 2019 consolidated silver and gold production is estimated to be about 10% lower than 2018. Silver production is expected to range from 4.4 to 5.2 million ounces (oz) and gold production is anticipated be in the 46,200-52,200 oz range. Silver equivalent production should approximate 8.1 -9.4 million oz using an 80:1 silver:gold ratio.

Consolidated Operating Costs

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Direct production costs per tonne in Q1, 2019 increased 33% compared with Q1, 2018 due to reduced throughput. The higher production costs per tonne were driven mainly by lower mine output at each operation. Higher production costs also included higher power costs due to increased usage and electrical rates, mobilization costs for contractors and the expensing of development expenditures due to the estimated reserve life at El Cubo.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure) which, compared to Q1, 2018, increased 37% to $19.37 per oz in Q1, 2019. This increase in all-in sustaining costs was a result of higher operating costs, exploration costs, corporate general and administrative costs in Q1, 2019 compared to Q1, 2018, offset by lower capital expenditures at the operation. Capital expenditures decreased as the development of the Villalpando ore body at El Cubo has been reduced.

Management has implemented multiple measures to improve it operational and financial performance and further actions are being planned. In addition to experiencing various one-time events that impacted performance in Q1, 2019, management is conducting a company-wide cost review and has initiated both short- and long-term actions to reducer costs and defer certain investments, as detailed herein.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

The Company has faced similar operational and cost issues in past years and has successfully resolved them. Management has initiated the following actions to conserve cash and turn around the current performance.

  Operations are focused on accelerating development and production rates to get back on plan, as well as mining higher grades and improving metal recoveries wherever possible at each mine
  Management changes have been implemented at Guanacevi and Bolanitos to address systemic issues and improve supervision to achieve planned development and production targets
  Mine development is increasing due to improved equipment utilization and contractor performance, certain mining equipment has been and will be moved to higher priority areas and certain mining contractors have been and will be replaced for under-performance
  New mobile mining equipment has arrived onsite and additional equipment is being leased for delivery in H2, 2019
  New senior mine planning engineer hired to review and redo certain mine plans and senior mine geological consultant retained to review and improve grade control at each mine
  Employee and contractor reductions were implemented in Q1, 2019 and additional reductions will be made in Q2, 2019
  Exploration has already ceased most brownfields and greenfields drilling, and is now assisting mine exploration with mine-site drilling
  Senior management have taken voluntary reductions in pay, Vancouver administrative staff have moved to a reduced work week and administration is reducing all discretionary spending

Management is assessing a number of mining alternative for the Guanacevi mine and the viability of the deep Santa Cruz ore body, which is expected to be complete for June. All mine plans are currently being reviewed and challenged.

Guanaceví Operations

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for over 500 people and engages over 500 contractors. Guanaceví mine production was below plant capacity due to the operational issues mentioned under “Guanaceví Production Results”. The development of two new orebodies, Milache and SCS, is expected to provide sufficient ore and plan flexibility to meet the designed capacity of the plant. Initial production at Milache commenced in October 2018 with 300 tpd expected in 2019 and the SCS portal was collared in late 2018 with 200-300 tpd production expected in H2, 2019.

Production Results for the Three Months Ended March 31, 2019 and 2018

GUANACEVÍ	Three Months Ended March 31
	2019	2018	% Change
Ore tonnes processed	76,557	78,971	(3%)
Average silver grade (g/ t)	206	224	(8%)
Silver recovery (%)	90.4	87.3	4%
Total silver ounces produced	458,144	496,329	(8%)
Payable silver ounces produced	457,686	495,811	(8%)
Average gold grade (g/ t)	0 .52	0.64	(19%)
Gold recovery (%)	88.9	89.0	(0%)
Total gold ounces produced	1,138	1,447	(21%)
Payable gold ounces produced	1,137	1,445	(21%)
Silver equivalent ounces produced(1)	549,184	612,089	(10%)
Cash costs per silver ounce (2)(3)	21.0 6	15.31	38%
Total production costs per ounce (2)(4)	31.18	28.0 6	11%
All in sustaining cost per ounce (2)(5)	27.56	22.62	22%
Direct production costs per tonne(2)(6)	145.37	120.63	21%
Silver co-product cash costs(7)	20.06	15.58	29%
Gold co-product cash costs(7)	1,70 2	1,241	37%

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

(1)	Silver equivalents are calculated using a 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all- in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 16 & 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 18.

Guanaceví Production Results

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Silver production at the Guanaceví mine during Q1, 2019 was 458,144 oz, a decrease of 8% compared to 496,329 oz in Q1, 2018, and gold production was 1,138 oz, a decrease of 21% compared to 1,447 oz in Q1, 2018. Plant throughput was 76,557 tonnes at average grades of 206 gpt silver and 0.52 gpt gold, compared to 78,971 tonnes grading 224 gpt silver and 0.64 gpt gold in Q1, 2018. The production rates at the Milache and SCS orebodies are expected to climb each quarter to their respective capacities by the third quarter, first to fill the plant to its 1,200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz. Throughput was 95% of plan, while silver grades were lower than plan, due to a higher proportion of lower grade ore still being mined from Santa Cruz rather than higher grade ore to come from Milache. Silver grades are expected to improve throughout the year.

Guanaceví Operating Costs

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Direct production costs per tonne in Q1, 2019 rose 21% compared with Q1, 2018 as a result of the lower mine output, investment into training and additional pumping costs. The higher costs per tonne with lower silver and gold grade ore resulting in 38% higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). Higher labour and contractor costs attributed to the higher costs per tonne year over year, while productivity gains are expected as the mine enters new ore bodies. All-in sustaining costs (also a non-IFRS measure) which, compared to Q1, 2018, rose 22% to $27.56 per oz in Q1, 2019. The rise in cash costs increased all in sustaining costs, while slightly higher exploration and administration costs contributed to the additional rise in costs compared to Q1, 2018.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Bolañitos Operations

The Bolañitos operation encompasses three undergound silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 350 people and engages 200 contractors.

Production Results for the Three Months Ended March 31, 2019 and 2018

BOLAÑITOS	Three Months Ended March 31
	2019	2018	% Change
Ore tonnes processed	86,634	115,014	(25%)
Average silver grade (g/ t)	86	86	0%
Silver recovery (%)	81.8	80.3	2%
Total silver ounces produced	196,010	255,441	(23%)
Payable silver ounces produced	189,0 35	247,866	(24%)
Average gold grade (g/ t)	1.82	1.91	(5%)
Gold recovery (%)	87.4	83.6	5%
Total gold ounces produced	4,430	5,907	(25%)
Payable gold ounces produced	4,302	5,776	(26%)
Silver equivalent ounces produced(1)	550,410	728,0 01	(24%)
Cash costs per silver ounce (2)(3)	2.43	(2.77)	188%
Total production costs per ounce (2)(4)	8.11	(1.42)	671%
All in sustaining cost per ounce (2)(5)	16.36	4.20	290%
Direct production costs per tonne(2)(6)	70.87	60.87	16%
Silver co-product cash costs(7)	10.74	9.64	11%
Gold co-product cash costs(7)	911	768	19%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, September 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 16 & 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 18.

Bolañitos Production Results

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Silver production at the Bolañitos mine was 196,010 oz in Q1, 2019, a decrease of 23% compared to 255,441 oz in Q1, 2018, and gold production was 4,430 oz in Q1, 2019, a decrease of 25% compared to 5,907 oz in Q1, 2018. Plant throughput in Q1, 2019 was 86,634 tonnes at average grades of 86 gpt silver and 1.82 gpt gold, compared to 115,014 tonnes grading 86 gpt silver and 1.91 gpt gold in Q1, 2018. The mine output was lower due to higher than estimated arsenic content (still low in the ore but sufficient to penalize the concentrate net returns) within a specific level of the orebodies, which required the mine plan to be re-sequenced to allow sufficient low arsenic ore to be blended with higher arsenic ore. Management expects the mining rates should revert to plan by mid-year.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Bolañitos Operating Costs

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Direct production costs per tonne in Q1, 2019 increased 16% to $70.87 per tonne due to decreased mine output. The higher cost per tonne was compounded by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $2.43 per oz of payable silver in Q1, 2019 compared to negative $2.77 per oz in Q1, 2018. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in Q1, 2019 to $16.36 per oz attributed to higher capital, exploration, administrative expenditures and stock based compensation. The Company is investing into the LL-Asuncsion and Plateros ore bodies to extend the life of the operations.

El Cubo Operations

The El Cubo operation includes two operating underground silver-gold mines and a flotation plant. El Cubo currently employs over 350 people and engages 200 contractors.

Production Results for the Three Months Ended March 31, 2019 and 2018

EL CUBO	Three Months Ended March 31
	2019	2018	% Change
Ore tonnes processed	79,538	131,684	(40%)
Average silver grade (g/ t)	183	164	12%
Silver recovery (%)	88.5	86.3	3%
Total silver ounces produced	413,983	599,0 70	(31%)
Payable silver ounces produced	40 0,453	581,179	(31%)
Average gold grade (g/ t)	1.84	1.64	12%
Gold recovery (%)	88.1	84.3	4%
Total gold ounces produced	4,145	5,854	(29%)
Payable gold ounces produced	4,0 35	5,723	(29%)
Silver equivalent ounces produced(1)	745,583	1,0 67,390	(30%)
Cash costs per silver ounce (2)(3)	7.72	2.93	164%
Total production costs per ounce (2)(4)	12.89	7.90	63%
All in sustaining cost per ounce (2)(5)	11.43	11.22	2%
Direct production costs per tonne(2)(6)	105.69	70.81	49%
Silver co-product cash costs(7)	10 .98	8.75	25%
Gold co-product cash costs(7)	931	697	34%

(1)	Silver equivalents are calculated using an 80:1 ratio. 2018 Silver equivalents have been restated from 75:1 to 80:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 16 & 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16 & 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 18.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

El Cubo Production Results

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Silver production at the El Cubo mine was 413,983 oz in Q1, 2019, a decrease of 31% compared to 599,070 oz in Q1, 2018, and gold production was 4,145 oz in Q1, 2019, a decrease of 29% compared to 5,854 oz in Q1, 2018. Plant throughput in Q1, 2019 was 79,538 tonnes at average grades of 183 gpt silver and 1.84 gpt gold, compared to 131,684 tonnes grading 164 gpt silver and 1.64 gpt gold in Q1, 2018. Mine output decreased as planned, silver grades and gold grades were all higher in Q1, 2019 compared to Q1, 2018, which offset the sharp decrease in production in Q1, 2019 compared to Q1, 2018. Throughput was higher than plan, offset by lower gold grades than plan.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company has reduced the planned production rate in 2019 to approximately half its 1,500 tonne per day capacity. The lower production rate will result in higher operating costs. Accordingly, the Company has laid off staff to reflect the lower production rate in 2019.

El Cubo Operating Costs

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)
Direct production costs increased to $105.69 per tonne in Q1, 2019 a 49% increase from Q1, 2018 due to reduced mine output and development being expensed to current operating expenses due to estimated remaining reserves. The reduced output was partially offset by higher grade material, resulting in cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increasing in Q1, 2019 to $7.72 per oz of payable silver compared to $2.93 per oz in Q1, 2018. All-in sustaining costs increased 2% at $11.43 per oz in Q1, 2019 compared to $11.22 per oz in Q1, 2018. The relatively flat all-in sustaining costs was a result of the higher operating costs per unit offset by reduced capital expenditures on the development of the Villalpando ore body.

El Compas Operations

The El Compas project is a small but high grade, permitted gold-silver mine and a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production. There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district.

El Compas currently employs over 100 people and engages 125 contractors, and achieved commercial production during the Q1, 2019.

As a result of the modified mine plan, plant design and the delay in receiving the explosives permit, the total start up CAPEX was revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. As of March 31, 2019, the Company had incurred $17.0 million in capital expenditures to commercial production. Engineering changes to the development of the El Compas project, including the expansion of the tailings facility, additional support infrastructure and buildings and the delay in commercial production increased the cost to develop the El Compas project compared to the PEA.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Production Results for the Three Months Ended March 31, 2019 and 2018

El Compas	Three Months Ended March 31
	2019	2018
Ore tonnes processed	3,790	NA
Average silver grade (g/ t)	61	NA
Silver recovery (%)	43.3	NA
Total silver ounces produced	3,218	NA
Payable silver ounces produced	3,0 41	NA
Average gold grade (g/ t)	3.66	NA
Gold recovery (%)	76.8	NA
Total gold ounces produced	342	NA
Payable gold ounces produced	335	NA
Silver equivalent ounces produced(1)	30 ,578	NA
Cash costs per silver ounce(2)(3)	(5.59)	NA
Total production costs per ounce(2)(4)	53.27	NA
All in sustaining cost per ounce (2)(5)	18.55	NA
Direct production costs per tonne(2)(6)	110 .0 3	NA
Silver co-product cash costs(7)	12.94	NA
Gold co-product cash costs(7)	1,0 98	NA

(1)	Silver equivalents are calculated using an 80:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 16 & 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 16 & 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 17.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on pages 16 & 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 18.

El Compas has a nominal plant capacity of 250 tonnes per day (tpd) at estimated recovery rates of 83% gold and 50% silver. The plant re-commenced operations mid-February and processed a total of 11,200 tonnes from February 11 to quarter end. Commercial production was declared March 15, 2019 with plant throughput of 3,790 tonnes at average grades of 61 gpt silver and 3.66 gpt gold until period end. Higher mine dilution than plan has impacted processed grades which resulted in replacement of the mining contractor at the end of the quarter. Management expects the throughput to meet plan capacity in Q2, 2019 with improving grades.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

Development Activities

Terronera Project

The Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed an initial Pre-Feasibility Study (“2017 PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

In August 2018, the Company completed an updated Pre-Feasibility Study (“2018 PFS”) for its Terronera mine project, including an updated Mineral Resource and Reserve Estimate. The updated Terronera Mineral Resource and Reserve Estimates that formed the basis for the updated 2018 PFS reflect significantly higher tonnes, grades and contained silver, gold and silver equivalent ounces in each category due to positive exploration drill results in 2017 and the inclusion of the high grade La Luz vein, compared to the previous estimates that were the basis for the 2017 PFS. As a result, the 2018 PFS shows significantly higher revenues, EBITDA, free cash flow, mine life and NPV with significantly lower cash costs and all-in sustaining costs per silver oz. The 2018 PFS projects higher annual gold production and slightly lower annual silver production for the same annual silver equivalent production, generating a higher internal rate of return at a moderately lower daily throughput, slightly higher capital investment and lower silver price compared to the 2017 PFS.

Subject to receiving the remaining government permit, finalizing appropriate financing, and completing certain additional optimization work on the 2018 PFS, management intends to seek approval from the Company’s board of directors to commence development of the Terronera mine and related facilities.

There are a number of recommended activities in the 2018 PFS that Endeavour plans to pursue in order to further optimize the project and improve the economics, including:

  Continue exploration drilling on the Terronera vein and other nearby veins to expand resources and extend mine life
  Continue investigating crushing alternatives to provide the lowest cost energy requirement
  Optimizing the grinding circuits to produce an increased particle size
  Continue evaluating power alternatives to reduce capital costs
  Expand the tailings storage facility to incorporate a longer mine life

Management continues to advance the recommended activities including incorporating the 2018 drill results into the mineral reserves and resources and mine plan. The 2018 drilling resulted in upgrading 850,000 tonnes of inferred resources to reserves that will extend the mine life.

Exploration Results

In 2019, the Company plans to drill 30,000 metres and spend $9.8 million on brownfields and greenfields exploration and development engineering across its portfolio of properties. At the four existing mines, 18,500 metres of core drilling are planned at a cost of $3.1 million. For the exploration and development projects, expenditures of $5.7 million are planned to fund 11,500 metres of core drilling and advance engineering studies at Terronera and Parral, for which the Company recently published an updated NI 43-101 resource estimates, and drilling of three new projects in Chile. Another $1 million will be allocated to projects on an as-needed basis during the year.

In Q1, 2019, 4,902 metres were drilled primarily at the operating mines. 881 metres were drilled in deep Porvenir, 1,098 metres were drilled at the El Cubo operation testing the Villalpando extension, 2,268 metres were drilled at the Bolañitos operations testing the depth of the Plateros veins and extending the newly discovered San Miguel vein. Parral drilling commenced late March 2019. All results are pending.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

Consolidated Financial Results

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)

In Q1, 2019, the Company’s mine operating loss was $5.8 million (Q1, 2018: mine operating earnings of $3.2 million) on sales of $29.1 million (Q1, 2018: $40.3 million) with cost of sales of $34.9 million (Q1, 2018: $37.0 million).

In Q1, 2019, the Company had an operating loss of $12.2 million (Q1, 2018: $1.0 million) after exploration costs of $2.3 million (Q1, 2018: $2.0 million), general and administrative costs of $3.0 million (Q1, 2018: $2.3 million) and severance costs of $1.0 million (Q1, 2018: Nil).

The loss before taxes in Q1, 2019 was $12.9 million (Q1, 2018: earnings before taxes $1.2 million) after finance costs of $0.1 million (Q1, 2018: $0.1 million), a foreign exchange loss of $0.4 million (Q1, 2018: foreign exchange gain of $2.2 million) and investment and other expense of $0.2 million (Q1, 2018: other income of $0.1 million). The Company realized a net loss for the period of $13.3 million (Q1, 2018: net earnings of $2.3 million) after an income tax expense of $0.3 million (Q1, 2018: income tax recovery of $1.1 million).

Sales of $29.1 million in Q1, 2019 represented a 28% decrease over the $40.3 million for the same period in 2018. There was a 24% increase in silver ounces sold, a 7% decrease in the realized silver price resulting in a 29% decrease in silver sales. There was a 25% decrease in gold ounces sold with a 1% decrease in realized gold prices resulting in a 25% decrease in gold sales. During the period, the Company sold 1,069,385 oz silver and 9,559 oz gold, for realized prices of $15.50 and $1,315 per oz respectively, compared to sales of 1,406,143 oz silver and 12,674 oz gold, for realized prices of $16.70 and $1,330 per oz, respectively, in the same period of 2018. The realized price of silver and gold were within 1% of average silver and gold spot prices during the period of $15.56 and $1,303, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver and slightly increased its gold inventory to 178,590 oz and 1,986 oz, respectively at March 31, 2019 compared to 199,897 oz silver and 1,956 oz gold at December 31, 2018. The cost allocated to these finished goods was $4.3 million at March 31, 2019, compared to $4.4 million at December 31, 2018. At March 31, 2019, the finished goods inventory fair market value was $5.3 million, compared to the fair value of $5.6 million at December 31, 2018.

Cost of sales for Q1, 2019 was $34.9 million, a decrease of 6% over the cost of sales of $37.0 million for the same period of 2018. The 6% decrease in cost of sales included higher power costs as a result of increased usage and electrical rates, mobilization costs for contractors and the expensing of development expenditures due to the estimated reserve life at El Cubo.

Exploration expenses increased in Q1, 2019 to $2.3 million from $2.0 million for the same period of 2018 primarily due to planned timing of drilling activities for 2019. General and administrative expenses increased by 30% to $3.0 million in Q1, 2019 compared to $2.3 million for the same period of 2018, primarily due to increased costs for director’s deferred share units, which are marked-to-market at each period end, and earlier granting of share purchase options in 2019 compared to 2018, which increased the share-based compensation in Q1, 2019 by $0.4 million compared to Q1, 2018. In Q1, 2019 there was a share-based compensation expense $0.2 million due to an increase in the Company’s share price during Q1 2019 compared to $10 thousand during Q1 2018. The Company recognized $1.1 million in severance costs at the El Cubo mine for layoffs due to the reduced activity planned for 2019. Other expenses were $0.2 million in Q1, 2019 compared to other income of $0.1 million for Q1, 2018, with the difference primarily due to $0.4 million in costs recognized at El Compas for costs incurred during the pre-commercial production period that are not directly attributable to testing of the plant.

The Company experienced a foreign exchange loss of $0.4 million in Q1, 2019 compared to a gain of $2.2 million in Q1, 2018. For Q1, 2019 2019, the Mexican peso and Canadian Dollar remained fairly flat against the U.S. Dollar, but during Q1, 2018 there was a strengthening of the Mexican peso, which resulted in higher valuations on the peso denominated cash and receivable amounts during that period.

There was an income tax expense of $0.4 million in Q1, 2019 compared to a recovery of $1.1 million in Q1, 2018. The $0.4 million tax expense is comprised of $0.7 million in current income tax expense (Q1, 2018: $0.7 million) and $0.3 million in deferred income tax recovery (Q1, 2018: $1.8 million). The deferred income tax recovery of $0.3 million is a result of the recognition of losses generated at the Bolañitos operation for tax purposes, offset by the amortization of timing differences.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2019	2018
Mine operating earnings	($5,751)	$3,275
Share-based compensation	55	37
Amortization and depletion	7,116	9,759
Write down of inventory to net realizable value	3,212	755
Mine operating cash flow before taxes	$4,632	$13,826

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2019	2018
Cash from operating activities	($8,834)	$8,019
Net changes in non-cash working capital	(6,704)	(3,536)
Operating cash flow before working capital adjustments	($2,130)	$11,555

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
except for share numbers and per share amounts	2019	2018
Operating cash flow before working capital adjustments	($2,130 )	$11,555
Basic weighted average shares outstanding	131,395,790	127,488,410
Operating cash flow before working capital changes per share	($0.0 2)	$0 .0 9

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended March 31
	2019	2018
Net earnings (loss) for the period	($13,278)	$2,325
Depreciation and depletion – cost of sales	7,116	9,759
Depreciation and depletion – exploration	38	23
Depreciation and depletion – general & administration	73	55
Depreciation and depletion – write down of inventory to net realizable value	999	-
Finance costs	92	49
Current income tax expense	698	688
Deferred income tax expense (recovery)	(350)	(1,786)
Earnings before interest, taxes, depletion and amortization	($4,612)	$11,113
Share based compensation	999	416
Adjusted earnings before interest, taxes depletion and amortization	($3,613)	$11,529

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

	Three Months Ended March 31, 2019					Three Months Ended March 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	76,557	86,634	79,538	3,790	246,519	78,971	115,014	131,684	-	325,669
Payable silver ounces	457,686	189,035	400,453	3,041	1,050,215	495,811	247,866	581,179	-	1,324,856

Cash costs per ounce	$21.06	$2.43	$7.72	($5.59)	$12.55	$15.31	($2.77)	$2.93	-	$6.50
Total production costs per oz	$31.09	$8.11	$12.89	$53.27	20.08	$28.06	($1.42)	$7.90	-	$13.70
Direct production costs per tonne	$145.37	$70.87	$105.69	$110.03	$105.84	$120.63	$60.87	$70.81	-	$79.38

	Three Months Ended March 31, 2019					Three Months Ended March 31, 2018
Expressed in thousands US dollars
	Guan aceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Closing finished goods	1,488	1,272	171	336	3,267	1,100	612	658	-	2,370
Closing finished goods depletion	622	254	48	144	1,068	898	23	231	-	1,152
Finished goods inventory	$2,110	$1,526	$219	$480	$4,335	$1,998	$635	$889	$ -	$3,522

(1)	Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2019						Three Months Ended March 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Cash costs net of by-product	$9,641	$459	$3,093	($17)	$13,176	$7,591	($687)	$1,704	-	$8,608
Operations stock based compensation	18	18	18	-	54	13	12	12	-	37
Corporate general and administrative	641	642	870	36	2,188	496	573	851	-	1,920
Corporate stock based compensation	229	229	310	13	781	89	102	152	-	343
Reclamation - amortization/ accretion	13	11	3	25	52	11	8	19	-	38
Mine site expensed exploration	132	236	198	-	566	27	105	210	-	342
Capital expenditures sustaining	1,942	1,498	85	-	3,525	2,991	928	3,573	-	7,492
All In Sustaining Costs	$12,615	$3,093	$4,577	$56	$20,342	$11,218	$1,041	$6,521	$-	$18,780
Growth exploration					1,566					1,657
Growth capital expenditures					601					3,473
All In Costs					$22,509					$23,910

	Three Months Ended March 31, 2019					Three Months Ended March 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Throughput tonnes	76,557	86,634	79,538	3,790	246,519	78,971	115,014	131,684	-	325,669
Payable silver ounces	457,686	189,035	400,453	3,041	1,050,215	495,811	247,866	581,179	-	1,324,856
Silver equivalent production (ounces)	549,184	550,410	745,583	30,578	1,875,755	612,089	728,001	1,067,390	-	2,407,480

Sustaining cost per ounce	$27.56	$16.36	$11.43	$18.55	$19.37	$22.62	$4.20	$11.22	-	$14.18
All In costs per ounce					$21.43					$18.05

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

Expressed in thousands US dollars	Three Months Ended March 31
	2019	2018
Capital expenditures sustaining	$3,525	$7,492
Growth capital expenditures	60 1	3,473
Property, plant and equipment expenditures	$4,126	$10,965

Expressed in thousands US dollars	Three Months Ended March 31
	2019	2018
Mine site expensed exploration	$566	$342
Growth exploration	1,566	1,622
Exploration expenditures	$2,132	$1,964
Exploration depreciation and depletion	38	23
Exploration share-based compensation	163	36
Exploration expense	$2,333	$2,0 23

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2019					Three Months Ended March 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Direct production costs per financial statements	$9,413	$6,275	$8,506	$ -	$24,194	$10,602	$6,400	$8,804	$ -	$25,806
Royalties	220	40	57	-	317	303	320	75	-	698
Special mining duty (1)	-	10	174	-	184	-	54	175	-	229
Opening finished goods	(1,247)	(1,457)	(502)	-	(3,206)	(2,942)	(385)	(387)	-	(3,714)
Finished goods NRV adjustment	1,255	-	-	81	1,336	463	-	-	-	463
Closing finished goods	1,488	1,272	171	336	3,267	1,100	612	658	-	2,370
Direct production costs	11,129	6,140	8,406	417	26,092	9,526	7,001	9,325	-	25,852

	Three Months Ended March 31, 2019					Three Months Ended March 31, 2018
	Guanaceví	Bolañitos	El Cubo	El Compas	Total	Guanaceví	Bolañitos	El Cubo	El Compas	Total
Silver production (ounces)	458,144	196,010	413,983	3,218	1,071,355	496,329	255,441	599,070	-	1,350,840
Average realized silver price ($)	15.50	15.50	15.50	15.50	15.50	16.70	16.70	16.70	16.70	16.70
Silver value ($)	7,101,232	3,038,155	6,416,737	49,879	16,606,003	8,288,694	4,265,865	10,004,469	-	22,559,028

Gold production (ounces)	1,138	4,430	4,145	342	10,055	1,447	5,907	5,854	-	13,208
Average realized gold price ($)	1,315	1,315	1,315	1,315	1,315	1,330	1,330	1,330	1,330	1,330
Gold value ($)	1,496,470	5,825,450	5,450,675	449,730	13,222,325	1,924,510	7,856,310	7,785,820	-	17,566,640

Total metal value ($)	8,597,702	8,863,605	11,867,412	499,609	29,828,328	10,213,204	12,122,175	17,790,289	-	40,125,668
Pro-rated silver costs	83%	34%	54%	10%	56%	81%	35%	56%	-	56%
Pro-rated gold costs	17%	66%	46%	90%	0.443281	19%	65%	44%	-	44%

Silver co-product cash costs	$20.06	$10.74	$10.98	$12.94	$13.56	$15.58	$9.64	$8.75	-	$10.76
Gold co-product cash costs	$1,702	$911	$931	$1,098	$1,150	$1,241	$768	$697	-	$857

(1)	Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for	2019		2018				2017
share numbers and per share amounts	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$29,143	$33,833	$37,581	$38,765	$40,330	$41,640	$39,782	$32,636
Direct cost	24,194	24,943	28,378	25,413	26,269	28,399	27,400	23,483
Royalties	317	357	421	177	698	503	457	340
Mine operating cash flow	4,632	8,533	8,782	13,175	13,363	12,738	11,925	8,813
Share-based compensation	55	-	-	(130)	37	47	63	92
Amortization and depletion	7,116	6,110	13,562	8,689	10,051	4,804	4,394	3,271
Write down on inventory	3,212	2,026	-	-	-	-	166	-
Mine operating earnings (loss)	($5,751)	$397	($4,780)	$4,616	$3,275	$7,887	$7,302	$5,450

Basic earnings (loss) per share	($0.10)	($0.03)	($0.04)	($0.04)	$0.02	$0.02	$0.01	$0.00
Diluted earnings (loss) per share	($0.10)	($0.03)	($0.04)	($0.04)	$0.02	$0.02	$0.01	$0.00
Weighted shares outstanding	131,395,790	130,511,679	128,805,441	127,570,254	127,488,410	127,486,671	127,456,410	127,318,926

Net earnings (loss)	($13,278)	($3,661)	($5,452)	($5,651)	$2,325	$2,669	$996	($16)
Amortization and depletion	7,227	6,217	13,199	7,939	9,837	4,935	4,540	3,333
Finance costs	92	51	62	49	49	105	166	208
Current income tax	698	1,533	291	1,965	688	2,924	882	545
Deferred income tax	(350)	(2,591)	(2,957)	(2,415)	(1,786)	(3,737)	(510)	(403)
NRV cost adjustment	999	668	458	835	292	-	-	-
EBITDA	($4,612)	$2,217	$5,601	$2,722	$11,405	$6,896	$6,074	$3,667

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2019		2018				2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Processed tonnes	246,519	30 9,0 36	317,821	314,30 5	325,669	349,924	322,784	303,943
Guanaceví	76,557	75,528	81,268	71,275	78,971	83,881	74,649	74,984
Bolañitos	86,634	10 5,768	10 9,728	108,495	115,0 14	124,172	114,526	113,875
El Cubo	79,538	127,740	126,825	134,535	131,684	141,871	133,609	115,0 84
El Compas	3,790	-	-	-	-	-	-	-
Silver ounces	1,0 71,355	1,386,50 5	1,428,828	1,355,895	1,350 ,840	1,436,962	1,262,0 64	1,143,788
Guanaceví	458,144	484,197	518,318	464,929	496,329	544,117	522,907	468,741
Bolañitos	196,010	235,326	236,197	248,591	255,441	280 ,712	253,787	231,0 16
El Cubo	413,983	666,982	674,313	642,375	599,070	612,133	485,370	444,031
El Compas	3,218	-	-	-	-	-	-	-
Silver grade	154	157	160	156	151	152	144	135
Guanaceví	20 6	222	218	225	224	241	250	219
Bolañitos	86	82	84	91	86	86	85	78
El Cubo	183	181	188	171	164	157	135	137
El Compas	61	-	-	-	-	-	-	-
Silver recovery	87.7	88.8	87.5	86.2	85.4	84.1	84.5	86.6
Guanaceví	90 .4	89.8	91.0	90.2	87.3	83.7	87.2	88.8
Bolañitos	81.8	84.4	79.7	78.3	80 .3	81.8	81.1	80 .9
El Cubo	88.5	89.7	88.0	86.8	86.3	85.5	83.7	87.6
El Compas	43.3	-	-	-	-	-	-	-
Gold ounces	9,713	13,117	12,968	13,674	13,208	14,577	13,648	13,0 58
Guanaceví	1,138	1,240	1,114	1,423	1,447	1,245	1,224	1,079
Bolañitos	4,430	5,166	4,832	5,222	5,907	7,20 4	6,523	6,965
El Cubo	4,145	6,711	7,0 22	7,0 29	5,854	6,128	5,90 1	5,0 14
El Compas	342	-	-	-	-	-	-	-
Gold grade	1.45	1.55	1.50	1.60	1.49	1.56	1.58	1.58
Guanaceví	0.52	0.58	0 .48	0.67	0 .64	0 .54	0 .57	0.50
Bolañitos	1.82	1.77	1.67	1.82	1.91	2.18	2.15	2.27
El Cubo	1.84	1.93	2.0 0	1.92	1.64	1.61	1.65	1.60
El Compas	3.66	-	-	-	-	-	-	-
Gold recovery	87.4	85.4	84.8	84.5	84.5	83.3	83.4	84.6
Guanaceví	88.9	88.0	88.8	92.7	89.0	85.5	89.5	89.5
Bolañitos	87.4	85.8	82.0	82.3	83.6	82.8	82.4	83.8
El Cubo	88.1	84.7	86.1	84.6	84.3	83.4	83.3	84.7
El Compas	76.8	-	-	-	-	-	-	-
Cash costs per oz	$12.55	$9.22	$8.86	$7.61	$6.50	$7.97	$8.11	$8.36
Guanaceví	$21.0 6	$19.38	$18.14	$17.46	$15.31	$12.39	$13.68	$14.94
Bolañitos	$2.43	$2.59	$6.22	$2.87	($2.77)	($2.73)	($0 .52)	($4.78)
El Cubo	$7.72	$3.97	$2.47	$2.0 9	$2.93	$8.78	$6.37	$7.95
El Compas	($5.59)	-	-	-	-	-	-	-
AISC per oz	$19.37	$14.20	$16.14	$17.28	$14.18	$12.70	$17.53	$20.46
Guanaceví	$27.56	$27.49	$28.75	$29.24	$22.62	$17.57	$23.47	$27.40
Bolañitos	$16.36	$5.12	$14.0 0	$12.84	$4.20	$1.0 1	$3.96	$3.61
El Cubo	$11.43	$7.48	$6.96	$10.0 8	$11.22	$13.56	$17.95	$21.60
El Compas	$18.55	-	-	-	-	-	-	-
Costs per tonne	$10 5.84	$93.52	$86.33	$86.43	$79.38	$84.38	$84.81	$84.01
Guanaceví	$145.37	$144.57	$131.75	$139.24	$120.63	$99.39	$117.15	$111.42
Bolañitos	$70.87	$66.43	$64.00	$65.74	$60.87	$67.0 4	$71.52	$66.60
El Cubo	$10 5.69	$85.77	$76.55	$75.13	$70.81	$90 .69	$78.13	$83.38
El Compas	$110.0 3	-	-	-	-	-	-	-

(1)	Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Key Economic Trends

   Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During Q1 2019, the average price of silver was $15.56 per ounce, with silver trading between $15.08 and $16.08 per ounce based on the London Fix silver price. This compares to an average of $16.78 per ounce during Q1 2018, with a low of $16.25 and a high of $17.52 per ounce. During Q1 2019, the Company realized an average price of $15.50 per silver ounce compared with $16.70 for Q1 2018.

During Q1 2019, the average price of gold was $1,303 per ounce, with gold trading between $1,280 and $1,344 per ounce based on the London Fix PM gold price. This compares to an average of $1,329 per ounce during Q1 2018, with a low of $1,308 and a high of $1,355 per ounce. During Q1 2019, the Company realized an average price of $1,315 per ounce compared with $1,330 for Q1 2018.

During 2018, the average price of silver was $15.71 per ounce, with silver trading between $13.97 and $17.52 per ounce based on the London Fix silver price. This compares to an average of $17.05 per ounce during 2017, with a low of $15.22 and a high of $18.56 per ounce. During 2018, the Company realized an average price of $15.65 per silver ounce compared with $17.24 for 2017.

During 2018, the average price of gold was $1,269 per ounce, with gold trading between $1,178 and $1,355 per ounce based on the London Fix PM gold price. This compares to an average of $1,257 per ounce during 2017, with a low of $1,146 and a high of $1,346 per ounce. During 2018, the Company realized an average price of $1,267 per ounce compared with $1,285 for 2017.

During 2017, the average price of silver was $17.05 per ounce, with silver trading between a range of $15.22 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.14 per ounce during 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.24 per ounce compared with $16.84 for 2016.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

During 2017, the average price of gold was $1,257 per ounce, with gold trading between a range of $1,146 and $1,346 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,285 per ounce compared with $1,253 for 2016.

The major influences on precious metals prices from the start of 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the rising of borrowing rates and the anticipation of further increases until Q4, 2018. Management believes that investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly implementation of tariffs, led to renewed interest in precious metals stabilizing prices during 2017, the robust economic growth in early 2018 resulted in weaker investment in the sector. In the fourth quarter, renewed uncertainty surrounding trade discussions, the results of the US mid-term elections and signals of US economic slow down has renewed interest in the precious metals that continued into Q1, 2019.

Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During Q1 2019, the Mexican peso remained flat. During Q1 2019, the average foreign exchange rate was $19.20 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.83 to $19.62. This compares to an average of $18.72 during the corresponding three-month period of 2018, with a range of $18.16 to $19.63 Mexican pesos per U.S. dollar.

During 2018, the Mexican peso initially appreciated against the U.S. dollar, however discussions of U.S. imposed tariffs and the expectation of the election of Andres Manuel Lopez Obrador as the next Mexico president drove the Mexican peso to depreciate against the U.S. dollar at the end of the second quarter. After the election, the Mexican Peso regained its losses and stabilized with an agreement on trade with the US. During 2018, the average foreign exchange rate was $19.22 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.00 to $20.77. This compares to an average of $18.91 during 2017, with a range of $17.50 to $21.92 Mexican pesos per U.S. dollar.

During the year ended December 31, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar until the fourth quarter. During 2017, the average foreign exchange rate was $18.91 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.68 during the year ended December 31, 2016, with a range of $17.17 to $20.82 Mexican pesos per U.S. dollar. The reversal of the trend in the earlier periods of 2017 is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During 2018, the Canadian dollar gradually depreciated against the U.S. dollar. During 2018, the average foreign exchange rate was $1.296 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.230 and $1.336. This compares to an average of $1.298 during 2017, within a range of $1.211 and $1.374 Canadian dollar per U.S. dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

During 2017, the Canadian dollar appreciated relative to the U.S. dollar, with significant appreciation in the third quarter. During 2017, the average foreign exchange rate was $1.298 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.211 and $1.374. This compares to an average of $1.3251 during 2016, with a range of $1.2533 and $1.4602 U.S. dollar per Canadian dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

2019 Outlook

Production
In 2019, consolidated silver and gold production is estimated to be about 10% lower than 2018. Silver production is expected to range from 4.4 to 5.2 million ounces and gold production is anticipated be in the 46,200-52,200 oz range. Silver equivalent production should approximate 8.1 -9.4 million oz using a 80:1 silver:gold ratio. Endeavour estimates its consolidated cash cost will be slightly higher year-on-year at $8.50 -9.50 per oz silver and the all-in sustaining cost will be equal to or slightly lower than 2018 at $15-16 per oz silver, both net of the gold by-product credit.

Cash costs are expected to increase slightly in 2019 compared to 2018, primarily at El Cubo, whereas reduced capital expenditures in 2019 should result in lower all-in sustaining costs year-on-year, based on lower 2019 precious metal production and using lower estimated metal prices of $15.50 per oz silver and $1,240 per oz gold. The 2019 sustaining capital budget is lower than 2018 due to lower sustaining capital expenditures at El Cubo. The 2019 exploration budget for the operating mines is also lower as the focus shifts towards growth projects such as Parral.

At Guanaceví, the two operating mines, Porvenir Norte and Santa Cruz, are now deeper, narrower, lower grade and higher cost than prior years. In 2018, Endeavour completed the permitting and initial development of two new shallower, wider, higher grade, lower cost orebodies, Milache and Santa Cruz Sur (SCS). By year-end, three mine levels were being developed in mineralization at Milache, with development ore being trucked to the plant. A new mine access ramp was collared at SCS in late 2018 to facilitate development of the orebody in 2019. The Milache and SCS production rates are expected to climb each quarter to their respective 200-300 tpd capacities by mid-year, first to fill the plant to its 1200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz.

At Bolañitos, mine production and plant throughput are forecast slightly below 1,200 tpd, similar to the two previous years with production coming from six working areas, with the bulk of production coming from the LL-Asunción and Plateros vein orebodies. Ore grades are expected to be slightly lower than 2018, offset by improved recoveries.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company plans to reduce the production rate in 2019 to approximately half its 1,500 tonne per day capacity. The lower production rate will result in higher operating costs. Accordingly, the Company has initiated layoffs to reflect the lower production rate in 2019. The mine will continue to run at three shifts per day, but the plant will move to one shift per day. Some idled mining equipment at El Cubo was transferred to the El Compas mine in Zacatecas to facilitate their mine plan in 2019. Grades are expected to be 10% lower than 2018, while recoveries are expected to remain consistent with 2018.

At El Compas, the ball mill pinion failed in late December 2018, which brought plant commissioning to a halt. However, mining operations continued, and the ore stockpile now exceeds 17,000 tonnes. Management re-commenced plant operations after a new pinion was installed in February 2019 and commercial production was attained in March 2019.

Operating Costs
Cash costs, net of gold by-product credits, are expected to be $8.50 -$9.50 per oz of silver produced in 2019. Consolidated cash costs on a co-product basis are anticipated to be $11.50 -$12.50 per oz silver and $900-$1,000 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.00 -$16.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $14.50 -$15.50 range.

Direct operating costs are estimated to be in the range of $85-$90 per tonne.

Management has assumed a $15.50 per oz silver price, $1,240 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2019 cost forecasts.

Capital Investments
In 2019, Endeavour plans to invest $20.6 million on capital projects primarily on sustaining capital at the four operating mines, and $1.8 million in growth capital to maintain the exploration concessions and cover corporate infrastructure. At current metal prices, the sustaining capital investments will be covered by operating cash flow and current cash.

At Guanaceví, a capital budget of $10.6 million is planned for 2019, to primarily advance 7.0 kilometres of mine access at the North Porvenir, Santa Cruz, Milache and SCS mines.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

At Bolañitos, a capital budget of $4.2 million is planned for 2019, including $3.4 million on mine development to access reserves and resources in six working veins. An additional $0.8 million will be invested to support site infrastructure, raise the tailings dam, and fund office equipment and building improvements.

At El Compas, a capital budget of $4.0 million is planned for 2019, including $2.7 million on mine development to further advance the Compas vein and access the Orito vein. An additional $1.3 million is planned for supporting site infrastructure, including plant and mine improvements.

At El Cubo, no capital budget was allocated as all underground development is now included in the operating expenditures until further reserves are defined.

The Company is still awaiting receipt of the final dumps and tailings permit needed to advance the Terronera project to a development decision. Upon receipt of these final permits, and assuming a positive board production decision and appropriate debt financing, management will release the anticipated 2019 growth capital budget for Terronera.

Exploration Expenditures
In 2019, the Company plans to drill 30,000 metres and spend $9.8 million on brownfields and greenfields exploration and development engineering across its portfolio of properties. At the four existing mines, 18,500 metres of core drilling are planned at a cost of $3.1 million. For the exploration and development projects, expenditures of $5.7 million are planned to fund 11,500 metres of core drilling and advance engineering studies at Terronera and Parral, for which Company recently published updated NI 43-101 resource estimates, and drilling of three new projects in Chile. Another $1 million will be allocated to projects on an as-needed basis during the year.

Liquidity and Capital Resources

Cash and cash equivalents decreased from $33.4 million at December 31, 2018 to $21.8 million at March 31, 2019. The Company had working capital of $46.8 million at March 31, 2019 (December 31, 2018 - $54.5 million). The $7.7 million decrease in working capital is due to investing $4.1 million into property, plant and equipment, and negative operating cash flow , offset by $1.5 million raised through equity sales.

Operating activities used cash $8.8 million during the first quarter of 2019 compared to generating $8.0 million of cash during the same period in 2018. The significant non-cash adjustments to the net loss of $13.3 million were amortization and depletion of $7.2 million, share-based compensation of $1.0 million, a deferred income tax recovery of $0.3 million, a write down of inventory to net realizable value of $3.2 million and a change in non-cash working capital of $6.7 million. The change in non-cash working capital was primarily due to an increase in finished goods inventories, decreased payables with normal fluctuations in other working capital items.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”.

Investing activities during the period used $4.1 million compared to $11.0 million in the same period of 2018. The investments in 2019 were primarily for sustaining capital at existing mines, while in 2018 capital expenditures pertained to sustaining capital at the existing operations and the construction of the El Compas operation.

Capital spending totaled $4.1 million in property, plant and equipment during Q1, 2019. At Guanaceví, the Company invested $1.9 million, with $1.6 million spent on 1.9 kilometres of mine development, $0.3 million on underground infrastructure.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

At El Cubo, the Company invested $0.1 million on various items. 1.5 kilometres of development occurred, however was expensed due to the estimate remaining reserves.

At Bolañitos, the Company invested $1.4 million, including $1.3 million on 1.6 kilometres of mine development.

At El Compas, the Company has spent a total of $0.6 million in developing the El Compas ore body and refurbishment of the plant. 0.7 kilometres were developed on the Compas and Orito vein during Q1, 2019. See further discussion under Development Activities.

Exploration incurred net $0.1 million in holding costs.

Financing activities during Q1, 2019 increased cash by $1.3 million, compared to increasing cash by $1.0 million during the same period in 2018. During the first quarter of 2019, the Company received gross proceeds through an at-the-market financing of $1.6 million, paid $0.1 million in share issue costs and paid $0.2 million financing structure costs. By comparison, during the first quarter of 2018, the Company re-allocated $1.0 million from restricted cash.

In April 2018, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provides the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During Q1 2019, the Company issued 694,468 common shares under the ATM facility at an average price of $2.26 per share for gross proceeds of $1.6 million, less commission of $35 thousand.

The principal business objective that the Company expects to accomplish using the net proceeds from the ATM facility are to advance the exploration and development of the Terronera Project and to add to the Company’s working capital.

Use of proceeds as at March 31, 2019
Net proceeds received	$9,624
Advancement of Terronera Project	(4,417)
Remaining proceeds	$5,207

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2019 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at March 31, 2019, the Company’s issued share capital was $460.6 million, representing 131,475,520 common shares, and the Company had options outstanding to purchase 7,721,800 common shares with a weighted average exercise price of CAD$3.80.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

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In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 6.3 million ($0.3 million) and inflationary charges of MXN 9.5 million ($0.5 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in prior year. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

Capital Requirements

See 2019 Outlook on page 24 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at March 31, 2019:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 - 5 years	M ore than 5 years
Capital asset purchases	$2,098	$778	$937	$383	$-
Loans payable	976	321	655	-	-
Lease liabilities	1,873	325	462	1,086	-
Other contracts	933	115	196	196	426
Other Long-Term Liabilities	8,247	-	6,105	2,142	-
Total	$14,127	$1,539	$8,355	$3,807	$426

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $2,000 for the three months ended March 31, 2019 (March 31, 2018 - $2,000). The Company had a $1,000 net receivable related to administration costs outstanding as at March 31, 2019 (December 31, 2018 – $2,000).

The Company was charged $19,000 for legal services for the three months ended March 31, 2019 respectively, by a firm in which the Company’s corporate secretary is a partner (March 31, 2018 - $37,000). The Company has $Nil payable to the legal firm as at March 31, 2019 (December 31, 2018 - $5,000).

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Financial Instruments and fair value measurements

As at March 31, 2019, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$21,776	$21,776	$21,776
Other investments	116	-	116	116
Trade receivables	7,0 11	-	7,011	7,011
Other receivables	-	30 8	30 8	30 8
Total financial assets	$7,127	$22,0 84	$29,211	$29,211

Financial liabilities:
Accounts payable and accrued liabiities	$2,022	$15,591	$17,613	$17,613
Loans payable	-	976	976	976
Total financial liabilities	$2,022	$16,567	$18,589	$18,589

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As at March 31, 2019
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$116	$116	$-	$-
Trade receivables	7,011	-	7,011	-
Total financial assets	$7,127	$116	$7,0 11	$-

Liabilities:
Deferred share units	$1,917	$1,917	$-	$-
Share appreciation rights	10 5	-	10 5	-
Total financial liabilities	$2,0 22	$1,917	$105	$-

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Other investments
The Company holds marketable securities classified as Level 1 in the fair value hierarchy. The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in income or loss.

Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

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The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At March 31, 2019, there are 289,426 oz of silver and 4,640 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at March 31, 2019, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.0 million.

Outstanding Share Data

As of May 3, 2019, the Company had the following securities issued and outstanding:

  131,475,520 common shares
  7,721,800 common shares issuable under stock options with a weighted average exercise price of CAD$3.80 per share expiring between May 13, 2019 and March 4, 2024

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, which replaced IAS 17 – Leases and its associated interpretive guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A lessee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach.

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IFRS 16 is being applied effective January 1, 2019 using the modified retrospective method. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in profit or loss.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Company has elected to measure right-of-use assets at an amount equal to the lease liability, adjusted by any prepaid or accrued lease payments and use the following practical expedients upon adoption of IFRS 16:

  applied a single discount rate to a portfolio of leases with similar characteristics applied the exemption not to recognize right-of-use assets and liabilities for leases with a remaining term of 12 months or less at the time of transition excluded initial direct cots from measuring the right-of-use assets at the date of initial application

The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

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The Company has analyzed the impact of the first-time application of IFRS 16 in a group-wide project, including existing contracts. Adoption of IFRS 16 resulted in recording right-of-use assets in the amount of $1,835 and lease liabilities of $1,422 in the consolidated Statement of Financial Position as of January 1, 2019. The difference in the amount of $243 between right-of-use asset and lease liability relates to the adjustment of lease incentives.

The following table presents the reconciliation from the operating lease liabilities as December 31, 2018 to the opening balance for lease liabilities as at January 1, 2019

Reconciliation of lease liabilities on adoption of IFRS 16

Operating lease obligations as at December 31, 2018	$2,840
Non -lease Components	(942)
Foreign Exchange differences	(18)
Other	(1)
Undiscounted Lease Liability	1,879
Effect from discounting at Incremental Borrowing Rate	(457)
Lease obligation as at January 1, 2019	$1,422

IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation was applicable for annual periods beginning on or after January 1, 2019.

The Interpretation requires an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution and if it is probable that the tax authorities will accept the uncertain tax treatment. If estimated that it is not probable that the uncertain tax treatment will be accepted by authorities, the tax uncertainty would be measured based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2018 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the three months ended March 31, 2019 there have been no changes in internal control over financial reporting that that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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